Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDAGR

August 2, 2022

Mr. Ryan Lichtenfels

Mr. Dietrich King

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TuanChe Ltd (CIK No. 0001743340)

Response to the Staff’s Comments on the Registration Statement on Form F-3 Filed on July 14, 2022

Dear Mr. Lichtenfels and Mr. King,

On behalf of our client, TuanChe Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments from the Staff on July 28, 2022 on the amendment No.2 to the registration statement on Form F-3 filed on July 14, 2022. Concurrently with the submission of this letter, the Company is submitting its amendment No.3 to the Registration Statement (“Amendment No.3”) via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.3.

Responses to the comments contained in the Staff’s letter dated July 28, 2022

Prospectus Cover Page, page i

1.	We note your response to comment 2, including your inclusion of the statement that you "could receive the economic rights and exercise control that results in consolidation of the VIEs’ operations and financial results into our financial statements through the contractual arrangements." We note this sentence references control and benefits accruing to you because of the VIEs, but is not limited by a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Please include such a description.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 3 of Amendment No.3.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

austin      beijing      boston     BOULDER     brussels     hong kong     london     los angeles     new york     palo alto
SALT LAKE CITY     san diego     san francisco     seattle     shanghai     washington, dc     wilmington, de

Prospectus Summary, page 2

2.	We note your response to comment 6. For TuanChe Limited (Cayman), please disclose in a footnote the other shareholders who own 5% or more of the outstanding securities or who are directors or executive officers. In addition, please further revise your chart to indicate who owns the equity for both Shenzhen Drive New Media Co., LTD and Beijing Internet Drive Technology Co., LTD.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Amendment No.3.

3.	We note your revisions in response to comment 8 and your disclosure on page 8 that you have obtained all license, permits or approvals for your "main business." Please clarify what you mean by "main business" in this context and disclose whether you need these approvals to operate your current business. Furthermore, please clarify whether any permissions or approvals related to your current business have been denied; your disclosure only discusses denial of permissions pertaining to offline events only.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of Amendment No.3.

4.	We note your revised disclosure on page 8 that you “have endeavored . . . to obtain all necessary permits [for offline events] according to our estimate of the condition of each specific event, we cannot assure you that we have been . . . in full compliance with the licensing requirements for all the offline events we have held.” Please disclose whether your past offline events were held in full compliance with applicable licensing requirements. In addition, please add new risk factor disclosure to address the risks associated with any actual or potential noncompliance. In this regard, we note your disclosure on page 9 that historically you generated your net revenues primarily through our offline events.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 15 of Amendment No.3.

If you have any questions regarding the Amendment No.3, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to Charles Yin at Marcum Bernstein & Pinchuk, LLP, by telephone at 86-20-3877-1089, or by email at charles.yin@marcumbp.com. Marcum Bernstein & Pinchuk, LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:	Wei Wen, Chairman and Chief Executive Officer, TuanChe Ltd Chenxi Yu, Chief Financial Officer, TuanChe Ltd